[Letterhead of Andrews Kurth LLP]

July 17, 2013

Division of Corporate Finance

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Re:	HealthWarehouse.com, Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed on July 3, 2013 by Karen Singer et al.
File No. 000-13117

Dear Mr. Panos:

Set forth below are the responses of Milfam I, L.P. and HWH Lending, LLC (the “participants,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 13, 2013, with respect to the Participant’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on July 3, 2013 (File No. 000-13117) (the “Proxy”). Each response below has been prepared and is being provided by the participants.

Shortly after submission of this response letter, we intend to file, through EDGAR, a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy”).

For the Staff’s convenience, each response of the participants is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the initial Preliminary Proxy, unless indicated otherwise.

General

1.	We note the participants have made statements that appear to directly or indirectly impugn the character, integrity or personal reputation of HealthWarehouse.com management, or make charges of illegal, improper or immoral conduct without adequate factual foundation. Disclose the factual foundation for such assertions either in the proxy statement or on a supplemental basis, or alternatively delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, provide support for or delete the following statements:

Nicholas P. Panos

Securities and Exchange Commission

July 17, 2013

•	“The Company’s stock price has fallen by 79% since June 2012.”

•	“The Company has failed to stay current on its reporting obligations with the [SEC] as required to provide timely information to investors.”

•	“The Company’s auditors found material weaknesses and other deficiencies in the Company’s control environment.”

•	“The Company’s public filings, as well as the report of independent auditors express substantial doubt about the Company’s ability to continue as a going concern.”

RESPONSE:

The participants included these statements based on available sources, including the Company's public filings, and believe that the statements are consistent with Rule 14a-9. In response to the Staff's comment, the participants provide the following supplemental information and sources regarding these statements. Additional disclosure will be included in the revised proxy statement.

The Company's stock price was $7.50 on June 15, 2012 and declined to $1.40 on June 20, 2013, as shown on the attached graph.

Following is a table outlining the Company’s late filings of periodic reports. As of July 12, 2013, the Company has not filed its Form 10-K for the year ended December 31, 2012, or its Form 10-Q for the quarter ended March 31, 2013.

Filing	Period	Date filed	Days between period end and filing
10-Q	3/31/2013	Not filed*	103**
10-K	12/31/2012	Not filed*	193**
10-Q	9/30/2012	4/22/2013	204
10-Q	6/30/2012	12/31/2012	184
10-Q	3/31/2012	9/5/2012	158
10-K	12/31/2011	6/22/2012	174

_________

* Not filed as of 7/12/2013

**Number of days between the period end and 7/12/2013

Nicholas P. Panos

Securities and Exchange Commission

July 17, 2013

The only Form 12b-25 filings by the Company were filed March 30, 2012 with respect to its Form 10-K for the year ended December 31, 2011 and May 15, 2012 with respect to its Form 10-Q for the quarter ended March 31, 2012. Additionally, the Company's annual report on Form 10-K, including the required audited financial statements for the year ended December 31, 2012, and its Form 10-Q for the quarter ended March 31, 2013, have not been filed as of July 12, 2013.

In the Company's most recently filed annual report for the year ended December 31, 2011 (filed June 20, 2012), the Company disclosed the following on page 4 regarding material weaknesses in its internal controls:

On April 12, 2012, the Company’s independent registered public accounting firm (the “Auditors”) informed the Board of Directors that it would not be able to complete its audit of the Company’s financial statements for the year ended December 31, 2011 before the Company’s Rule 12b-25 extension for filing its Form 10-K for that period expired. The Auditors indicated that, primarily due to material weaknesses and other deficiencies in the Company’s control environment, including material weaknesses and other deficiencies that the Company has previously disclosed, they were unable to reach conclusions on unresolved items in their audit. Although the Auditors had not concluded that an illegal act had occurred, because the Company’s weak control environment and unresolved items suggested a potential for the misappropriation of Company assets, the Auditors recommended that the Board engage an independent third-party to review the unresolved items and assist it with identifying and remediating the control deficiencies.

Also included in the Company's Form 10-K for the year ended December 31, 2011, the audit report included on page 54 the following statement from the auditors:

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	Please advise whether the participants intend to nominate a full four-person slate. To the extent a full slate is not being contemplated, please revise to include the disclosures required by footnote number 76 in Exchange Act Release 31326 (October 16, 1992).

RESPONSE:

The participants have advised that they do not intend to nominate a full four-person slate. The participants propose to include the following additional disclosure:

Nicholas P. Panos

Securities and Exchange Commission

July 17, 2013

The remaining directorship is likely to be filled by one of the Company's nominees. If the Stockholder Nominees are elected, some or all of the Company nominees may refuse to serve, possibly resulting in vacancies on the board. Under the Company's bylaws any such vacancies shall be filled by a majority vote of the directors then in office. The Concerned Stockholders currently do not have any plans to fill any such vacancy.

Reasons to Vote for Our Nominees as Directors

3.	Please revise the characterization of John Backus’s resignation letter dated April 29, 2013 as a “‘no confidence’ letter.” The term “no confidence” does not appear in Mr. Backus’s letter, and the use of quotation marks creates the impression that the quote has directly appeared in the letter. Please make conforming changes in the proxy statement.

RESPONSE:

The proxy statement will be revised to delete the quotation marks and more directly reflect the statement made by Mr. Backus. The full statement of Mr. Backus is provided for reference in attached Exhibit A.

4.	Please revise the characterization of Eduardo Altamirano’s public statements to explicitly state that his statements reflect his beliefs, and should not be construed as objective facts.

RESPONSE:

The proxy statement will be revised to state that the resignation letters should not be construed as objective facts but rather as a statement of the beliefs of the director and the CFO.

Background to Solicitation

5.	Please provide additional, specific disclosure regarding the “other loan covenants” that the Company allegedly “violated.”

RESPONSE:

The proxy statement will be revised to delete the reference to other loan covenants. Please see attached Exhibit A for supplemental information regarding the Company’s violation of loan covenants.

6.	Please provide additional disclosure regarding how the Company was “in violation of their filing obligations by failing to keep public information available and failing to file [required documents] with the SEC.”

Nicholas P. Panos

Securities and Exchange Commission

July 17, 2013

RESPONSE:

The proxy statement will be revised to add additional disclosure regarding the Company’s late filings. Please see the response to Comment 1 and the attached Exhibit A for supplemental information regarding late and delinquent periodic reports.

The Company is subject to contractual obligations as well as its obligation under the Securities Exchange Act of 1934 to file these reports. Specifically, to permit resales of securities in accordance with Rule 144, the Company agreed in an Investor Rights Agreement dated November 8, 2010 by and among the Company and affiliates of the participants to make public filings in a timely manner.

7.	We noticed the disclosure of the lawsuit involving “alleged misuse of Company funds,” and that the participants included the case number and other docket information. Please provide additional disclosure supporting the primary claim in the “pending [lawsuit] against the Company for failure to hold an annual meeting of stockholders.” In addition, please disclose, if true, that the sole member of HWH is the Singer Trust.

RESPONSE:

In response to the Staff’s comment, the participants intend to revise the Preliminary Proxy Statement to provide additional disclosure and to note that the sole member of HWH is the Singer Trust. Please see attached Exhibit A for supplemental information regarding the lawsuits, including case numbers.

Statement in Support

8.	Please provide the basis for the statement that the participants are concerned by the “revolving door at the Company.” Please note that characterizing a statement as an opinion or belief does not eliminate the need to provide a proper factual foundation for the statement. A reasonable basis must exist for each opinion or belief expressed. Refer to Note (b) to Rule 14a-9.

RESPONSE:

This statement has been revised to refer to recent resignations rather than a revolving door.

About Our Nominees

9.	Advise us, with a view toward revised disclosure, whether Robert M. Pons is currently a director of HealthWarehouse.com. We note, for example, that Mr. Pons is not listed as a director in the issuer’s Form 10-K for the fiscal year ended December 31, 2011.

Nicholas P. Panos

Securities and Exchange Commission

July 17, 2013

RESPONSE:

Mr. Pons is not currently a director of HealthWarehouse.com. This disclosure will be corrected in the revised proxy statement.

10.	Advise us, with a view toward revised disclosure, why the experience of the nominees is potentially relevant or transferable to management of the issuer given that the experience seems to have been accumulated in the telecommunications industry.

RESPONSE:

The participants believe that the future business of the Company is dependent on the effective use of technology, and accordingly the experience of the nominees in the telecommunications industry is relevant and transferable to governance of the issuer. In addition, Mr. Stecker has two years of experience on the Board of Directors of the issuer. The proxy statement has been revised in response to the Staff’s comment.

11.	Please provide the basis for the statement that the incumbent board of directors has “repeated business failures.” Please note that characterizing a statement as an opinion or belief does not eliminate the need to provide a proper factual foundation for the statement. Also revise to state, if true, that one of the non-management nominees is a member of the board. Please also be reminded that a reasonable basis must exist for each opinion or belief expressed. Refer to Note (b) to Rule 14a-9.

RESPONSE:

The proxy statement will be revised to delete this statement and to state that the non-management nominees are seeking to bring new business ideas to the Company at a time of declining stock price. Disclosure will be added to the proxy statement that one of the non-management nominees has served on the board for more than two years.

Independence of our Nominees

12.	Please provide us with a brief legal analysis in support the participants’ position that “any attempt to increase the size of the current Board constitutes an unlawful manipulation of the Company’s corporate governance.”

Nicholas P. Panos

Securities and Exchange Commission

July 17, 2013

RESPONSE:

Due to the prohibition in the Certificate of Designation of the Series B Preferred Stock on any change in the size of the Board of Directors, the proxy statement will be revised to delete this statement.

13.	The issuer’s Certificate of Designations for the Series B preferred stock requires that the board consist of five members for so long as any shares of Series B preferred stock remain outstanding. The issuer seemingly is not authorized to change the size of the Board. Please delete the last two statements in the second paragraph under this heading given that a concern is being expressed about something that has not and cannot occur.

RESPONSE:

Due to the restriction in the Certificate of Designation of the Series B Preferred Stock on any change in the size of the Board of Directors, the proxy statement will be revised to delete these two statements.

Votes Required for Approval; Abstentions and Withhold Votes

14.	Please revise the statement that “the three (3) nominees receiving the most votes will be elected.” We noticed that there are four board seats to be filled at the annual meeting, and accordingly, that the four nominees receiving the most votes will be elected.

RESPONSE:

The proxy statement will be revised to state that the four (4) nominees receiving the most votes will be elected.

Voting and Proxy Procedures

15.	Revise to indicate, if true, that the participants own or control approximately 90% of the outstanding Series B preferred stock, and that the Series B preferred holders are entitled, voting as a separate class at a meeting or by consent, to elect a director to the Company’s board. Revise also to indicate, if known, whether the participants intend to select a replacement director to succeed Matthew Stecker as Series B Preferred Stockholder Director in the event that Mr. Stecker is elected as a director.

RESPONSE:

In response to the Staff’s comment, the proxy statement will be revised to provide additional disclosure, as set forth in attached Exhibit A. The participants have advised that they do not currently intend to select a replacement director to succeed Mr. Stecker as a Series B preferred stockholder director in the event that Mr. Stecker is elected as a director at the annual meeting.

Nicholas P. Panos

Securities and Exchange Commission

July 17, 2013

Proxy Solicitation and Expenses

16.	We note that the participants plan on soliciting proxies by mail, telephone, facsimile, email, newspapers, and in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

RESPONSE:

The participants have confirmed their understanding that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

17.	Please advise us whether the participants plan to utilize any internet chat rooms and/or websites to communicate with HealthWarehouse.com security holders. To the extent internet chat rooms and/or websites are used by the participants to communicate with HealthWarehouse.com security holders, please confirm that the participants intend to comply with Rules 14a-6 and 14a-9 for any solicitations undertaken in those mediums.

RESPONSE:

The participants do not intend to utilize any chat room or web sites other than possibly posting copies of the proxy statement on a web site after finalizing the proxy review process and filing a definitive proxy statement.

18.	Please revise to include the total expenditures to date, since that amount is known.

RESPONSE:

The Proxy has been revised to include total expenditures to date.

Nicholas P. Panos

Securities and Exchange Commission

July 17, 2013

Other Matters to be Voted Upon

19.	Please provide the basis for the statement that the Company has “followed poor executive pay practices in light of the Company’s declining stock price” and that the Company has a “long-term failure to hold an annual meeting.”

RESPONSE:

The proxy statement will be revised in response to the Staff’s comment. The participants believe that executive compensation is not aligned with stockholder return, which has been negative, as described in response to Comment 1. The concern of the participants regarding the Company’s pay practices is based in part on the most recently available annual report on Form 10-K for the year ended December 31, 2011, which discloses on page 37 that the base salary and total reported compensation of the CEO more than doubled between 2010 and 2011. The Company has not held any annual meetings since 2007, as indicated by the lack of public filings under Schedule 14A since 2007.

Your Vote is Important

20.	Unless the issuer has memorialized a formal policy of not listening to or engaging with its security holders, please delete the assertion that voting is the only means of communicating with the issuer.

RESPONSE:

This sentence will be revised to state that voting is an important means of communicating with the issuer.

Other required information about the Stockholder Nominees

21.	To the extent that Mr. Stecker has received stock options in his capacity as a director of the issuer, please revise the statement that no nominee or associate has received any compensation from the issuer, or advise.

RESPONSE:

Mr. Stecker has received stock options in his capacity as a director, consistent with stock options provided to other members of the Board of Directors. The proxy statement will be revised accordingly.

Nicholas P. Panos

Securities and Exchange Commission

July 17, 2013

Proxy Card

22.	Please revise Proposal 4 to include a box that affords the persons solicited the choice to abstain from voting, or advise. Refer to Rule 14a-4(b)(3).

RESPONSE:

The proxy card will be revised to afford stockholders a choice to abstain from voting on Proposal 4.

Should any member of the Staff have any questions or additional comments regarding the Participants’ responses to the Staff’s comments set forth above, please do not hesitate to contact Melinda Brunger at 713.220.4305.

Sincerely,

/s/ Melinda Brunger

Melinda Brunger

Nicholas P. Panos

Securities and Exchange Commission

July 17, 2013

Exhibit A

Supplemental information (Comment 3)

“As you are well aware, I do not have confidence in the strategic direction the Company is pursuing, the approach the Company has used to raise money (including involving a disgraced former employee and convicted felon), the manner in which the CEO communicates (or more properly fails to communicate) with the Board of Directors, or the ability of the CEO to execute a successful strategy.”

Supplemental information (Comment 5)

The Company violated its loan covenants. On December 31, 2012, the Company’s 7% Senior Secured Convertible Promissory Notes issued November 8, 2010 (the “2010 Notes”) matured and became immediately due and payable. In addition, the Company was in violation of certain covenants under the 2010 Notes by allowing a lien to exist on certain of the Company’s assets that serve as collateral for the 2010 Notes and by borrowing an aggregate amount of $826,000 from certain lenders in violation of the terms of the Loan Agreement pursuant to which the 2010 Notes were issued. On January 15, 2013, the Company’s 7% Senior Secured Promissory Notes issued September 2, 2011 (the “2011 Notes”) matured and became immediately due and payable. Covenants similar to those that the Company violated with respect to the 2010 Notes were also applicable to the 2011 Notes and were also violated. The Concerned Stockholders owned all of the 2010 Notes and the 2011 Notes, as well as shares of the Company’s common stock, and sent notices to the Company in January 2013 of these covenant violations and defaults. The Company repaid all amounts outstanding under the 2010 Notes and 2011 Notes in February 2013.

Supplemental information (Comment 6)

The Company failed to make required SEC filings. In February 2013, the Concerned Stockholders informed the Company that they had failed to file with the Securities and Exchange Commission, in a timely manner, all reports and other documents required of the Company under the Securities Exchange Act of 1934, as amended. In particular, the Company had not filed its Annual Report on Form 10-K for the year ended December 31, 2011 until June 22, 2012, almost three months after the date it was required to be filed. The Company has yet to file its Annual Report on Form 10-K for the year ended December 31, 2012 which was due on March 30, 2013. Each of the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2012, June 30, 2012 or September 30, 2012 were filed several months after the prescribed filing date and the Company has not yet filed its Current Report on Form 10-Q for the quarter ended March 31, 2013 which was required to be filed by May 15, 2013. In addition to the Company’s obligation under the Securities Exchange Act of 1934 to file these reports, the Company agreed in an Investor Rights Agreement dated November 8, 2010 by and among the Company and the Concerned Stockholders to make these filings in a timely manner. In a letter dated February 2013, the Concerned Stockholders notified the Company that it was and continued to be in violation of this agreement.

Nicholas P. Panos

Securities and Exchange Commission

July 17, 2013

Supplemental information (Comment 7)

Lawsuits are pending for the Company’s failure to hold an annual meeting of stockholders and for alleged misuse of Company funds. Affiliates of the participants filed a lawsuit to require the Company to hold an annual meeting of stockholders for the election of directors and to establish an annual meeting date and related procedures. See HWH Lending, LLC, and Milfam I, L.P. HealthWarehouse.com, Inc., Case No. 8427-VCN. A second lawsuit has been filed in Delaware alleging possible misuse of Company funds. See HWH Lending, LLC, derivatively on behalf of HealthWarehouse.com, Inc. v. Lalit Dhadphale, et al., Case No. 8531-13 filed by HWH Lending, LLC, by its sole member, the Singer Trust.

Additional disclosure (Comment 15)

Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock, for so long as any shares of Series B Preferred Stock remain outstanding, the holders of Series B Preferred Stock, voting as a separate class, will be entitled to elect, as a separate class, one member of the Board at each meeting or pursuant to each consent of the Company’s stockholders. The Concerned Stockholders hold in excess of 90% of the outstanding shares of Series B Preferred Stock and therefore control the ability to elect one member to the Company’s Board. Mr. Stecker was appointed by a majority of the holders of the Company’s Series B Preferred Stock as the initial Series B Director in December 2010. If he is elected as a Director pursuant to the participants’ proxy statement, Mr. Stecker will resign as the Series B Director. The Concerned Stockholders do not currently intend to elect a replacement Series B Director.

HealthWarehouse™
It's good for you.

Between 6/15/12 and 7/15/13, HEWA's price per share declined by $6.10, or 81%
$7.50
$1.40
28,000
26,000
24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
$8.00
$7.50
$7.00
$6.50
$6.00
$5.50
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
06/15/12
06/26/12
07/09/12
07/18/12
08/02/12
08/13/12
08/22/12
08/31/12
09/12/12
09/21/12
10/03/12
10/16/12
10/25/12
11/13/12
11/23/12
12/04/12
12/13/12
12/24/12
01/04/13
01/15/13
01/28/13
02/07/13
02/26/13
03/12/13
03/22/13
04/10/13
04/23/13
05/07/13
05/20/13
05/30/13
06/11/13
06/20/13
07/02/13
07/15/13
HEWA Volume
HEWA Close

Prepared by Laurel Hill Advisory Group